UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

AMENDMENT NO. 2

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

TPC Group Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.01 par value

(Title of Class of Securities)

89236Y104

(CUSIP Number of Class of Securities)

TPC Group Inc.

Attention: Christopher A. Artzer

5151 San Felipe, Suite 800, Houston, Texas 77056

(713) 627-7474

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing person)

Copy to:

M. Breen Haire

Baker Botts L.L.P.

One Shell Plaza

910 Louisiana Street

Houston, Texas 77002

(713) 229-1234

CALCULATION OF FILING FEE

Transaction Value(1)	Amount of Filing Fee(2)
$130,000,000	$9,269

(1)	Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase for cash shares of TPC Group Inc.’s common stock for an aggregate purchase price of not more than $130,000,000.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $71.30 per $1,000,000 of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $9,269

Form or Registration No.: Schedule TO (File No. 005-85193)

Filing Party: TPC Group Inc.

Date Filed: November 8, 2010

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) by TPC Group Inc., a Delaware corporation (“TPC Group” or the “Company”), on November 8, 2010, as amended and supplemented by Amendment No. 1 to the Schedule TO filed with the SEC on November 12, 2010 (collectively, the “Schedule TO”), in connection with TPC Group’s offer to purchase, for not more than $130 million in cash, shares of its common stock, par value $0.01 per share (the “Shares”), pursuant to (i) auction tenders at prices specified by the tendering stockholders of not less than $24.50 nor greater than $27.50 per Share or (ii) purchase price tenders, in either case upon the terms and subject to the conditions described in the Offer to Purchase, dated November 8, 2010 (the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and in the Letter of Transmittal (the “Letter of Transmittal”), a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO, which, as they may be amended or supplemented from time to time, constitute the “Tender Offer.”

The purpose of this Amendment is to amend and supplement the Schedule TO and the Offer to Purchase to clarify certain information regarding U.S. federal income tax consequences and to provide certain additional information. Only those items amended and supplemented are reported in this Amendment. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged and this Amendment does not modify any of the information previously reported on the Schedule TO. This Amendment should be read in conjunction with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Item 1.	Summary Term Sheet

The information set forth in the Offer to Purchase in the first paragraph under “Summary Term Sheet — I am a foreign stockholder. What are the U.S. federal income tax consequences if I tender my shares ” is hereby amended and restated in its entirety as follows:

The receipt of cash for your tendered shares will be treated as either (1) consideration received in a sale or exchange or (2) a dividend. If the receipt of cash by you is treated as consideration received in a sale or exchange, and you are a foreign stockholder who is not engaged in a trade or business in the United States, you will generally not be subject to U.S. federal income taxation on the receipt of such cash subject to certain exceptions. However, if the receipt of cash is treated as a dividend distribution you may be subject to withholding tax on such distribution at a rate of 30% (or a lower rate pursuant to an applicable income tax treaty). The treatment of the receipt of cash depends upon facts which may be unique as to each stockholder. Therefore, as to all foreign stockholders, U.S. tax will be withheld at 30% (or a lower rate pursuant to an applicable income tax treaty) unless the receipt of cash is effectively connected with such foreign stockholder’s conduct of a trade or business within the United States, or such foreign stockholder provides information confirming that the receipt of cash for tendered shares will be treated as a sale or exchange for U.S. federal income tax purposes. If tax has been withheld but the receipt of cash for your tendered shares is treated as consideration received in a sale or exchange, then, in an appropriate case, you may apply for a refund of such withheld amount. See Section 14.

Item 4.	Terms of the Transaction

(a) The information set forth in the Offer to Purchase in the first paragraph under “Section 14 — Material U.S. Federal Income Tax Consequences — Consequences to Non-United States Holders” is hereby amended and restated in its entirety as follows:

Gain realized by a Non-United States Holder on an exchange of shares for cash pursuant to the Offer generally will not be subject to U.S. federal income tax if the sale is treated as a sale or exchange for tax purposes pursuant to the tests of Section 302 of the Code described above unless (1) such gain is effectively connected with the conduct by such Non-United States Holder of a trade or business in the United States (and, if an applicable income tax treaty applies, the gain is attributable to a United States permanent establishment maintained by such Non-United States Holder), (2) in the case of gain realized by a Non-United States Holder that is an individual, such Non-United States Holder is present in the United States for 183 days or more in the taxable year of the sale or redemption and certain other conditions are met or (3) our shares that are exchanged constitute a United States real property interest and the Non-United States Holder held, actually or constructively, at any time during the five-year period preceding the exchange, more than 5% of our shares. Our shares will constitute a United States real property interest with respect to a Non-United States Holder if we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of (i) the period during which the Non-United States Holder held such shares or (ii) the 5-year period ending on the date the Non-United States Holder exchanges such shares pursuant to the Offer. We believe that we are not, and have not been within the last 5 years, a United States real property holding corporation.

Item 8.	Interest in Securities of the Subject Company.

(b) The information set forth in the Offer to Purchase under “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares — Recent Securities Transactions” is hereby amended and restated in its entirety as follows:

Based on our records and information provided to us by our affiliates, directors and executive officers, neither we nor, to the best of our knowledge, any of our affiliates, directors or executive officers, have effected any transactions in our common stock during the 60 days before the date of this offer to purchase for cash or after the date of this offer to purchase for cash, except as otherwise set forth in this offer to purchase and except for the following:

Open Market Sales
Beneficial Owner	Date	Number of Shares	Price
Castlerigg Master Investments, Ltd.	September 7, 2010	13,576	$18.37
Castlerigg Master Investments, Ltd.	September 7, 2010	180,500	$18.22
Castlerigg Master Investments, Ltd.	September 8, 2010	112	$18.21
Castlerigg Master Investments, Ltd.	September 8, 2010	21,500	$18.22
Castlerigg Master Investments, Ltd.	September 9, 2010	2,610	$18.25
Castlerigg Master Investments, Ltd.	September 14, 2010	210,000	$18.32
Castlerigg Master Investments, Ltd.	September 15, 2010	4,572	$18.26
Castlerigg Master Investments, Ltd.	September 16, 2010	20,220	$18.26
Castlerigg Master Investments, Ltd.	September 17, 2010	160,100	$19.62
Castlerigg Master Investments, Ltd.	September 20, 2010	140,000	$20.48
Castlerigg Master Investments, Ltd.	September 21, 2010	25,000	$21.46
Castlerigg Master Investments, Ltd.	September 21, 2010	100	$21.77
Castlerigg Master Investments, Ltd.	September 21, 2010	25,000	$21.45
Castlerigg Master Investments, Ltd.	September 22, 2010	100,000	$22.07
Castlerigg Master Investments, Ltd.	September 23, 2010	60,902	$21.98
Castlerigg Master Investments, Ltd.	September 24, 2010	40,690	$22.68
Castlerigg Master Investments, Ltd.	September 24, 2010	10,000	$22.73
Castlerigg Master Investments, Ltd.	September 27, 2010	60,546	$23.96
Castlerigg Master Investments, Ltd.	September 28, 2010	35,757	$23.97
Castlerigg Master Investments, Ltd.	October 7, 2010	39,443	$26.43
Castlerigg Master Investments, Ltd.	October 11, 2010	35,574	$26.71
Castlerigg Master Investments, Ltd.	November 3, 2010	50,000	$27.97
Castlerigg Master Investments, Ltd.	November 5, 2010	50,000	$27.97
Roger D. Wollenberg	November 10, 2010	2,000	$28.00
Russell Crockett	November 10, 2010	2,000	$28.00
Russell Crockett	November 10, 2010	200	$27.93
Russell Crockett	November 10, 2010	700	$27.91
Russell Crockett	November 10, 2010	2,950	$27.78
Russell Crockett	November 10, 2010	450	$27.92

Open Market Sales
Beneficial Owner	Date	Number of Shares	Price
Russell Crockett	November 10, 2010	3,700	$27.80
Charles W. Shaver	November 10, 2010	100,000	$27.50
Micheal Bloesch	November 10, 2010	13,452	$27.50
Micheal Bloesch	November 10, 2010	3,945	$27.50
Micheal Bloesch	November 10, 2010	3,000	$27.49
Micheal Bloesch	November 10, 2010	1,600	$27.48
Micheal Bloesch	November 10, 2010	1,000	$27.51
Micheal Bloesch	November 10, 2010	848	$27.52
Micheal Bloesch	November 10, 2010	400	$27.56
Micheal Bloesch	November 10, 2010	649	$27.47
Micheal Bloesch	November 10, 2010	200	$27.50
Micheal Bloesch	November 10, 2010	200	$27.41
Micheal Bloesch	November 10, 2010	119	$27.54
Micheal Bloesch	November 10, 2010	100	$27.57
Micheal Bloesch	November 10, 2010	100	$27.49
Micheal Bloesch	November 10, 2010	100	$27.49
Micheal Bloesch	November 10, 2010	100	$27.48
Micheal Bloesch	November 10, 2010	100	$27.45
Micheal Bloesch	November 10, 2010	100	$27.51
Micheal Bloesch	November 10, 2010	6	$27.40
Roger D. Wollenberg	November 11, 2010	14,000	$28.03
Charles W. Shaver	November 11, 2010	100,000	$27.53

Option Exercises / Conversions of Derivative Securities
Beneficial Owner	Date	Number of Shares	Price
Roger D. Wollenberg	November 10, 2010	2,000	$25.00
Roger D. Wollenberg	November 11, 2010	14,000	$25.00

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TPC GROUP INC.

Date: November 19, 2010	By:	/s/ Christopher A. Artzer
Christopher A. Artzer
Vice President, General Counsel and Secretary

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated November 8, 2010*
(a)(1)(B)	Letter of Transmittal*
(a)(1)(C)	Notice of Guaranteed Delivery*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 8, 2010*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 8, 2010*
(a)(1)(F)	Summary Advertisement, dated November 8, 2010*
(a)(2)	None
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)(A)	Letter to Stockholders from the President and Chief Executive Officer, dated November 8, 2010*
(a)(5)(B)	Press release announcing the Tender Offer, dated November 8, 2010*
(b)(1)	Indenture dated as of October 5, 2010, by and among TPC Group LLC, the Guarantors party thereto, Wilmington Trust Company, as trustee, and Deutsche Bank Trust Company Americas, as collateral agent, paying agent, registrar and authentication agent (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed October 12, 2010)
(b)(2)	Amended and Restated Revolving Credit Agreement dated as of April 29, 2010 among TPC Group LLC and the other borrowers named therein, as Borrowers, TPC Group LLC, as Funds Administrator, various lending institutions, as Lenders, Deutsche Bank Trust Company Americas, as Administrative Agent, Deutsche Bank Trust Company Americas and Wells Fargo Capital Finance LLC as Co-Collateral Agents, and Deutsche Bank Trust Company Americas, as Collateral Agent (incorporated herein by reference to Exhibit 4.5 to the Company’s Current Report on Form 8-K filed May 3, 2010)
(b)(3)	First Amendment to Amended and Restated Revolving Credit Agreement dated as of September 22, 2010 among TPC Group LLC and Texas Butylene Chemical Corporation, as Borrowers, various lending institutions, as Lenders, and Deutsche Bank Trust Company Americas, as Administrative Agent (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed September 27, 2010)
(d)(1)	Texas Petrochemicals Inc. 2004 Stock Awards Plan (incorporated herein by reference to Exhibit 10.10 to the Company’s Registration Statement on Form 10 filed November 25, 2009)
(d)(2)	Form of Option Award Agreement under 2004 Stock Awards Plan (incorporated herein by reference to Exhibit 10.11 to the Company’s Registration Statement on Form 10 filed November 25, 2009)
(d)(3)	Form of Restricted Stock Award Agreement under 2004 Stock Awards Plan (incorporated herein by reference to Exhibit 10.12 to the Company’s Registration Statement on Form 10 filed November 25, 2009)
(d)(4)	Texas Petrochemicals Inc. 2009 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.13 to the Company’s Registration Statement on Form 10 filed November 25, 2009)
(d)(5)	Form of Restricted Stock Award Agreement for directors under the 2009 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.14 to Amendment No. 1 to the Company’s Registration Statement on Form 10 filed January 8, 2010)
(d)(6)	Form of Performance Share Award Agreement dated May 24, 2010 for key employees under the 2009 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed May 26, 2010)
(d)(7)	Form of Restricted Stock Unit Award Agreement dated May 24, 2010 for key employees under the 2009 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed May 26, 2010)
(d)(8)	Investment Agreement dated as of February 28, 2004 by and among Texas Petrochemicals LP, Castlerigg Master Investments, Ltd. and RCG Carpathia Master Fund, Ltd. (incorporated herein by reference to Exhibit 2.2 to the Company’s Registration Statement on Form 10 filed November 25, 2009)
(g)	None
(h)	None

*	Previously filed with the Schedule TO on November 8, 2010.

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